Via Email and FedEx

August 12, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal
Jan Woo, Attorney Adviser
Ryan Rohn, Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:	MassRoots, Inc.
Amendment to No. 1 to Registration Statement on Form S-1
Filed July 7, 2014
File No. 333-196735

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated August 8, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on July 7, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1:	You indicate in your risk factors that you “run the risk of federal and state law enforcement prosecution” and that you “may be deemed to be aiding and abetting illegal activities . . . .” Please clearly state in the prospectus summary whether you believe that the company’s current and intended business as described in the prospectus violates federal law.
Response:	In response to your comment, the Company has amended the Registration Statement to the following section within the prospectus summary on page 4 of the Registration Statement:

Government Regulation

As of the date of this prospectus, the Company has performed minimal advertising which has not included advertising for cannabis itself or any cannabis infused products. As such, we do not believe we have violated federal law.

Over the coming months, our business plan includes allowing cannabis dispensaries to advertise on our network which we believe could be deemed to be aiding and abetting illegal activities, a violation of Federal law. We intend on remaining within the guidelines outlined in the Cole Memo (as more fully described in this prospectus), which does not alter the Department of Justice's authority to enforce Federal law, including Federal laws relating to cannabis, but does recommend that U.S. Attorneys prioritize enforcement of Federal law away from the cannabis industry operating as permitted under certain state laws so long as certain conditions are met. However, we cannot provide assurance that we are in full compliance with the Cole Memo or any other laws or regulations.

Comment 2:	We note your response to prior comment 11 that you have not yet issued the 38,909,000 shares of common stock because of a delay in obtaining a transfer agent. The disclosures in the prospectus that the shares are currently outstanding appear to be inconsistent. Please revise to clarify in the prospectus summary and elsewhere in the filing that you have not yet issued the shares of common stock to your purchasers who are offering these shares for resale.
Response:	In response to your comment, the Company has revised the Registration Statement to clarify in the prospectus summary and elsewhere in the filing that the Company has not yet issued the shares of common stock to your purchasers who are offering these shares for resale. Please see page 1 and 5 of the Registration Statement. In addition, for consistency, the Company also has added the disclosure that notes that the information in the prospectus assumes or gives effect to the issuance by the Company’s transfer agent of the 38,909,000 shares which are to be issued to the selling security holders. Please see page 5 and 6 of the Registration Statement.
Comment 3:	We note that the Chief Executive Officer was quoted in a New York Times article published on July 21, 2014 about the company. Please tell us the circumstances in which Mr. Dietrich was identified and interviewed for this New York Times article including the date of the interview. Discuss the press policy of MassRoots and whether you or any affiliates have provided any other interviews or published any press releases. Provide an analysis as to whether any of these interviews constitute a written offer for purposes of Section 5 of the Securities Act. Finally, tell us what steps the company has taken to ensure that written offers are by means of a prospectus prior to the effective date of the registration statement.
Response:	In response to your comment, the Company notes that the article published in the New York Times on July 21, 2014 covered several cannabis-related companies, including the Company. Jack Healy, the author of the story and a reporter for the New York Times, called Isaac Dietrich on the evening of July 1, 2014, having been given Mr. Dietrich's contact information by another company he had interviewed. The interview was very narrow and focused on the Company’s history-primarily on why the Company relocated to Colorado instead of Silicon Valley, like many other technology companies had done. No discussion of the offering occurred. This is the only interview granted by the Company during the applicable period.
On August 8, the Company issued a press release (attached as Appendix A) about its upcoming "Marijuana Tech Startup Competition" that the Company is co-hosting with other cannabis companies in Denver to spur innovation in the cannabis industry. This press release discussed only the event, and no information about the Company or offering.
Legal Analysis
In response to the request that the Company furnish additional legal analysis as to whether the interview and/or press release constituted a violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), the Company provides the following analysis of the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”). From this analysis, the Company has concluded that that the press release and interview do not constitute an “offer” and therefore do not violate Section 5(b)(1) of the Securities Act.

Section 5(b)(1) of the Securities Act provides that it is unlawful for any person, directly or indirectly, to use any prospectus relating to any security with respect to which a registration statement has been filed, unless such prospectus meets the requirements of Section 10 of the Securities Act. Section 2(a)(10) of the Securities Act defines "prospectus" to include any written, radio or television offer or a confirmation of the sale of a security. Section 2(a)(3) of the Securities Act defines the term "offer" as "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value."
The interview and press release do not constitute an “offer” as such term is defined under the Securities Act or interpreted by the Commission. As noted above, Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The press release does not discuss the Company or offering in any matter, and rather simply discusses an unrelated event in the Company’s ordinary course of business. The interview made no reference to the public offering, the manner by which the securities are to be sold, how to participate in the offering or the potential returns or benefits to investors in the offering and included no discussion that would normally be considered as constituting an “offer.” Further, the interview occurred via an unsolicited phone call made by Mr. Healy for a general article on the subject of cannabis related companies.
The Company recognizes that the Commission has provided guidance as to what constitutes an “offer” beyond the definition in Section 2(a)(3) of the Securities Act. In Guidelines for the Release of Information by Issuers Whose Securities are in Registration, Securities Act Release No. 33-5180, 36 Fed. Reg. 16,506 (Aug. 16, 1971) (“Release 5180”), the Commission stated that the determination of whether an item of information or publicity could be deemed to “constitute an offer — a step in the selling effort — in violation of Section 5 must be made by the issuer in light of all the facts and circumstances surrounding each case.” Release 5180 stated that the Commission “encourages the flow of factual information to shareholders and the investing public” and that issuers should “continue to make announcements to the press with respect to factual and business and financial developments.” The Commission offered further guidance with respect to communications by companies in registration:
“Neither a company in registration nor its representatives should instigate publicity for the purpose of facilitating the sale of securities in a proposed offering. Further, any publication of information by a company in registration other than by means of a statutory prospectus should be limited to factual information and should not include such things as predictions, projections, forecasts or opinions with respect to value.”
The Company submits that under this guidance, and consistent with subsequent guidance provided by the Commission, the press release and interview do not fall within this more expansive interpretation of “offer”. Again, the press release only discussed factual information published to inform the public of information related to an upcoming event sponsored by the Company and did not mention any information about the Company or details relating to the Company’s offering. As such, as only factual information is presented on an unrelated event, the press release cannot be reasonably construed as instigating publicity for the purpose of facilitating the sale of securities.
The Company recognizes that the Commission has previously found in a related situation involving Salesforce.com that an interview of a company’s representatives for use in a published article constituted an impermissible communication under the rules. In 2004, Salesforce.com planned to go effective with its registration statement relating to its initial public offering when the New York Times published an article featuring the company's chief executive officer. The article was published on the eve of the company's road show and included substantial information about the initial public offering, which was gathered by a reporter who interviewed the company's chief executive officer. Commenting on the situation, Mary L. Shapiro, then Chairman of the Commission, noted that "[i]t appeared to the staff that the interview was granted…in an effort for Salesforce.com or its CEO to communicate with prospective investors through the article, which was not permitted under the rules.”[1] As such, the Commission imposed a cooling off period. It should be noted, however, that under current rules, a cooling off period would not be required had the article been filed as a free writing prospectus.
[1]	Letter from Mary L. Shapiro, Chairman of the U.S. Securities and Exchange Commission to The Honorable Darrell E. Issa, Chairman of the Committee on Oversight and Government Reform, United States House of Representatives (April 6, 2011).

The Company submits that the circumstances of interview and related article differ significantly from the situation involving Salesforce.com in which the Commission elected to impose a "cooling off period." First, unlike the situation in Salesforce, Mr. Dietrich’s interview itself did not discuss the offering or any matters relating to the offering. Rather, the interview only related to the narrow history of the Company and its founders’ reasons for relocating the Company to Colorado instead of Silicon Valley. Further, unlike the article in Salesforce, the New York Times article here was a general article about the growing cannabis industry in general and not an exposé on the Company and offering. In fact, there is no mention of the Company’s offering in the New York Times article and only an extremely brief, two sentence recitation of basic factual information of the Company’s business. This fleeting mention in an article cannot reasonably be seen as an attempt to communicate to investors by the Company, nor would it have the effect of conditioning the public mind for the offering of the Company's securities. As such, the interview and related article do not constitute an “offer” and therefore do not violate Section 5(b)(1) of the Securities Act.
Company Guidelines
MassRoots have not retained a press-relations firm or professional, as nearly all communications are handled by the Company’s Chief Executive Officer, Isaac Dietrich. It is the Company’s policy not to disclose any information that may be of relevance that is not already publicly available and will not discuss any information related to the offering until the Registration Statement has been declared effective.

Certain Relationships And Related Transactions, page 48

Comment 4.	Please refer to prior comment 10 and include a description of the material terms of the consulting agreement with Douglas Leighton, a director and 23% shareholder, including the obligations of each party and the termination date of the agreement.
Response:	In response to your comment, the Company has amended the Registration Statement to include additional information regarding the consulting agreement with Douglas Leighton. Specifically, the Company has included the following disclosure within the section entitled “Certain Relationships And Related Transactions” on page 54 and 58 of the Registration Statement:

On October 7, 2013, the Company entered into a consulting agreement with Douglas Leighton in which Mr. Leighton received 2.94 preferred shares (895,715 common shares post-Exchange) valued at $24,998 in exchange for his financial consulting services, including budgeting, assistance with fundraising and general strategic guidance. The agreement continues until October 7, 2014 with an automatic renewal unless thirty day notice is provided by either party. Additionally the agreement may be terminated by either party upon thirty day written notice. On July 3, 2014, the Company provided the required notice that it would not be renewing the agreement.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

cc:

Isaac Dietrich

Appendix A

Pot and Technology to Collide at Marijuana Tech Startup Competition in Denver

MassRoots and CannaBuild are pleased to announce they are hosting the inaugural "Marijuana Tech Startup Competition" from September 26-28th. The event will focus on creating and refining digital products for the professional cannabis industry.

Denver, CO (PRWEB) August 08, 2014

MassRoots and CannaBuild are pleased to announce they are hosting the inaugural "Marijuana Tech Startup Competition" from September 26-28th. The event will focus on creating and refining digital products for the professional cannabis industry.

MassRoots, a social network for the cannabis community, and CannaBuild, an online management system for dispensaries, are hosting the Marijuana Tech Startup Competition at their shared 4,000-square-foot office at 2247 Federal Blvd. in Denver.

“The goal for the event is to generate as much traction as possible over the course of the weekend,” stated MassRoots CEO Isaac Dietrich. “This can be by creating an entirely new product, adding new features to an existing one or by focusing on scaling an existing system. We expect this weekend to produce several apps and systems that solve real problems in the cannabis industry.”

CannaBuild CEO Zach Marburger said the event is believed to be the first of its kind in the nation and will feature several cannabis industry leaders as mentors and judges. Among them are officials from the ArcView Group, Dutchess Capital, Dixie Elixirs, Denver Relief Consulting and Mantis Ad Network. ArcView investors have pumped $225,000 into CannaBuild and $625,000 into MassRoots.

As with most technology competitions, the event will feature dozens of developers who often code away for hours on end.

Smoking will be permitted for adults over the age of 21.

For more information and to register, please visit: http://www.marijuanatech.eventbrite.com

MassRoots is a Social Network for the Cannabis Community. Since launching in July 2013, it has gained over 134,000 users and raised $625,000 through the ArcView Group, led by Dutchess Capital. It has appeared in the New York Times, Bloomberg, FastCompany, Business Insider, The Denver Post, MainStreet, Xconomy and VICE on HBO. For more information, please visit: http://www.MassRoots.com

CannaBuild is a Denver based technology startup focused on improving communication and compliance between consumers and cannabis retailers. Securing their seed round of $225,000 in June 2014 through ArcView Group, CannaBuild has been featured in Fast Company, NY Times, Buzzfeed, and CNBC. Their fist application, Whaxy launches on iOS September 15. For more information, please visit: http://www.CannaBuild.me